February 13, 2013

Mr. Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Westport Innovations Inc.
Amendment No. 2 to Form 40-F for
the Nine months Ended December 31, 2011
Filed October 29, 2012
File No. 1-34152

Dear Mr. James:

I am writing in response to your letter dated January 31, 2013 setting forth comments regarding our Amendment No. 2 to Form 40-F for the nine months ended December 31, 2011 (the “2011 Form 40-F/A”) of Westport Innovations Inc. (“Westport” or the “Company”) and our response letters dated January 3, 2013, December 19, 2012, October 29, 2012 and September 25, 2012.

Based on our telephone conversation on February 6, 2013, we will be responding only to comment 1 specifically to Staff’s request of the Company to assess the status of CWI as a VIE based on January 1, 2005 being a reconsideration event under ASU 2009-17.

To facilitate your consideration of Westport’s response, we have included below the original comment 1from your letter dated January 31, 2013 and have provided Westport’s response immediately following.

Westport Innovations Inc.
February 13, 2013

Amendment No. 2 to Form 40-F for the Nine Months Ended December 31, 2011

Exhibit 99.2

Note 21.  Investment in Joint Ventures, page 37

(a) Cummins Westport Inc., page 37

1.
We have considered your prior responses, including comment 3(a) on September 25, 2012, comment 1 on October 29, 2012, and comments 1 and 2(b) on December 19, 2012. To help us better understand your conclusion that CWI is a VIE, please address the following:

•
Given that the total assets of CWI as of March 31, 2008, the earliest period presented in the Form 40-F are $34 million and Westport contributed $38.4 million, please tell us why you believe you met FASB ASC 810-10-15-14a, as it appears by design that sufficient equity is at risk.

•	Given that Westport holds equal representation on the board with Cummins and it appears that returns are not capped, please tell us why you believe the company met FASB ASC 810-10-15-14b.
•	Given that the relationship of voting rights to economics in CWI is not disproportionate, please tell us why you believe the company met FASB ASC 810-10-15-14c.

Response:

In response to comment 1, and revised for our telephone conference we had on February 6, 2013, we refer you to our response letter to comment 1 dated October 29, 2012 regarding Westport’s adoption of ASU 2009-17 and our response letter to comment 1 dated December 19, 2012 regarding Westport’s assessment of CWI as a VIE on January 1, 2004, the effective date of the First Amended and Restated Joint Venture Agreement of CWI (“First Amended and Restated JVA”) and concluded that CWI was a VIE on such date.  Our assessment was provided in prior response letters based on a January 1, 2004 assessment date and concluded that CWI was a VIE based on the facts at that time.

The guidance within ASU 2009-17 relating to variable interest entities applies to all entities in which Westport has an investment, regardless of whether that investment began before ASU 2009-17’s effective date for Westport of April 1, 2010.  Accordingly, after the effective date of ASU 2009-17, we reconsidered the VIE status and primary beneficiary assessments for all entities in which Westport had an investment, including CWI.  The first step in applying the new guidance is to determine under the new requirements if CWI would have still met the definition of a variable interest entity at the effective date.  From our telephone conference on February 6, 2013, the Company was asked by Staff to assess the status of CWI as a VIE based on January 1, 2005 being a reconsideration event under ASU 2009-17.  This assessment date according to Staff was based on future changes included in the First Amended and Restated JVA which was effective January 1, 2004 and included terms that Cummins and Westport will begin to share equally in the profits and losses of CWI beginning January 1, 2005.  Staff has considered this to be a reconsideration event.

Our response below providing information as of January 1, 2005 is not indicative of our agreement that that is the appropriate date for evaluation under ASU 2009-17 of whether CWI is a VIE.  We continue to take the position that the appropriate date is January 1, 2004, the effective date of the amended agreement.  The transition guidance in ASC 810-10-65-2(f) states:

The determinations of whether a legal entity is a VIE and which reporting entity, if any, is a VIE’s primary beneficiary shall be made as of the date the reporting entity became involved with the legal entity or if events requiring reconsideration of the legal entity’s status or the status of its variable interest holders have occurred, as of the most recent date at which the pending content in the Variable Interest Entities Subsections would have required consideration. (Emphasis added)

Westport Innovations Inc.
February 13, 2013

The guidance in ASC 810-10-35-4 indicates that a reconsideration of the status of a VIE should be made if certain events occur.  Such an event occurred in December 2003 when the amended agreement was signed and became effective January 1, 2004.  At that date all of the terms and conditions of the amended agreement were known; no subsequent amendments to the agreement were made between that date and January 1, 2005.  While we would concur that in considering the substantiveness of various clauses relevant to the tests of whether CWI is a VIE at January 1, 2004 the holder of the interest would consider known changes to the relative rights and responsibilities that would occur during the life of the agreement, we do not believe that each such predesigned change indicates a reconsideration event has occurred.  For example, in assessing the fair value of the risks and rewards such fair value assessment would forecast known future changes.  In particular, we note that ASC 810-10-35-4(a) identifies one such change as:

The legal entity's governing documents or contractual arrangements are changed in a manner that changes the characteristics or adequacy of the legal entity's equity investment at risk.

It is our position that the change in the document is the reconsideration event not the timing of the changes in the characteristics.

We would also point out that we do not believe that a reconsideration event took place on January 1, 2005 due to the points below:
a)	Cummins did not have any contractual or other obligation to invest any additional equity into CWI and was able to convert its preference shares into common shares at a nominal cost.
b)
Westport was not reimbursed for any warranty cost of engines sold by CWI prior to January 1, 2004, Technology Partnerships Canada (“TPC”) funding loans or loans that helped finance the start-up of CWI.

c)	There was no reimbursement or other “true up” for any other up-front costs incurred by Westport in commencing CWI activity which resulted in a $43.7 million deficit at December 31, 2004.

Cummins and Westport shared equally in the profit and loss after January 1, 2005; however, there was no equalization for the initial costs borne by Westport and no change to the governing documents given that the expectation and cash flow projections commencing fiscal 2005 anticipated a profitable enterprise.

Professional judgment based on all relevant facts and circumstances is important when evaluating whether an event is significant enough to warrant a reconsideration of an entity’s VIE status under ASC 810-10-35-4.  Based on all of the factors listed in our prior SEC response letters and this letter, Westport used its professional judgment based on the relevant facts and circumstances when concluding that CWI was a VIE under ASC 810-10-35-4 at the relevant measurement dates described above and in such response letters.

As indicated above, notwithstanding our position that January 1, 2004 is the appropriate date for evaluation under ASU 2009-17, we have evaluated the VIE identification tests both at January 1, 2004 and January 1, 2005.  For consideration in the analysis/assessment, if one assumed that the events of January 1, 2005 did trigger a reconsideration event, our assessment of CWI as a VIE is as follows, applying the facts in place at that time and include a comparison of facts as at January 1, 2004 and 2005:

Westport Innovations Inc.
February 13, 2013

ASC 810-10-15-14
A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:
Reconsideration Event Assessment Date
Criteria under ASC 810-10-15-14	January 1, 2004	January 1, 2005
Determination of Whether Equity Investment at Risk Is Sufficient Under ASC 810-10-15-14 (a).
From the design of CWI from the initial set up of the original JVA and the effective date of the First Amended and Restated JVA on January 1, 2004, CWI does not have sufficient equity at risk to finance its own activities without subordinated financial support from the joint venture partners.

	All equity investment was funded by Westport. The preference shares issued prior to Cummins were at a nominal value.	All equity investments were funded by Westport.
	Effective January 1, 2004, Cummins converted its preferred shares into common shares resulting in each party holding 50% of CWI’s common shares.	Effective January 1, 2005, Cummins and Westport shared equally in the variability per the First Amended and Restated JVA.

Under the Amended and Restated Joint Venture Agreement effective January 1, 2004, “Westport shall have the sole responsibility for reimbursing any financial losses incurred by CWI up to and including December 31, 2004.  Westport shall receive the entire benefit of any financial profits of CWI up to and including December 31, 2004.”

	Westport was responsible for funding pre-2004 warranty obligations related to pre-2004 CWI sales.	Westport responsible for funding pre-2004 warranty obligations related to pre-2004 CWI sales.

As indicated in our previous responses, for all periods since inception of CWI through December 31, 2003 the entity had incurred significant losses which all had required additional funding from Westport, indicative that at risk equity capital was inadequate to fund the business.

Westport Innovations Inc.
February 13, 2013

a. The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all of the following characteristics:

Westport’s interests would be considered variable interests as they represent equity ownership interests, the value of which changes with the fair value of CWI’s net asset assets.    Cummins interest was not at risk equity because Westport agreed to fund all losses in 2004.

Westport’s and Cummins’ interests would be considered at risk equity interest variable interests as they represent equity ownership interests, the value of which changes with the fair value of CWI’s net asset assets.

1) Includes only equity investments in the legal entity that participate significantly in profits and losses even if those investments do not carry voting rights
Westport contributed $38.4 million to CWI from March 7, 2001 (incorporation) through December 31, 2003 and CWI had a deficit of US$45.7 million at December 31, 2003 with the difference also funded by Westport.

Westport contributed $38.4 million to CWI from March 7, 2001 (incorporation) through December 31, 2003 and CWI had a deficit of US$43.7 million at December 31, 2004 with the difference also funded by Westport.

2) Does not include equity interests that the legal entity issued in exchange for subordinated interests in other VIEs	Under the First Amended and Restated JVA, Westport absorbed 100% of variability in CWI’s fiscal 2004 year.	Under the First Amended and Restated JVA, Westport and Cummins shared equally in the variability beginning January 1, 2005.
3) Does not include amounts provided to the equity investor directly or indirectly by the legal entity or by other parties involved with the legal entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

The total assets of CWI as of December 31, 2003, were $1.4 million, with net liabilities of $7.3 million.

Westport was also required to fund the then existing $5.4 million in warranty costs at January 1, 2004 related to pre-2004 sales.

The total assets of CWI as of December 31, 2004, were $8.5 million, with net assets of $0.1 million. Net assets were only positive because of the amount due from Westport for warranty reimbursement.

Westport was also required to fund the then existing $2.3 million in warranty costs at January 1, 2005 related to pre-2004 sales.

4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the legal entity or by other parties involved with the legal entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.
	CWI’s losses for fiscal 2003 were US$17.8 million.	CWI’s profits for fiscal 2004 were US$1.9 million (including $1.9 million from gain from settlement of a loan with Westport).
ASC 810-10-15-14(b) and ASC 810-10-15-14(c)	The Company did not during any time, meet FASB ASC 810-10-15-14(b) or ASC 810-10-15-14(c).

Westport Innovations Inc.
February 13, 2013

Sufficiency of Equity Investment at Risk under ASC 810-10-25-45

The analysis for the determination of the amount of the total equity investment at risk that is necessary to permit a legal entity to finance its activities without additional subordinated financial support is based on ASC 810-10-25-45.

Criteria under ASC 810-10-25-45	January 1, 2004	January 1, 2005
Determining Whether the Equity Investment at Risk is Sufficient
(a) The legal entity has demonstrated that it can finance its activities without additional subordinated financial support.
CWI had a deficit of US$45.7 million at December 31, 2003.
Due to the existing accumulated deficit, CWI did not have the funds to fund existing losses and settle outstanding warranty obligations without additional financial support or without Westport assuming the warranty obligation as agreed to in First Amended and Restated JVA.

CWI had a deficit of US$43.7 million at December 31, 2004.
Due to the existing accumulated deficit, CWI did not have the funds to fund existing losses and settle outstanding warranty obligations without additional financial support or without Westport assuming the warranty obligation as agreed to in First Amended and Restated JVA.

(b) The legal entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.
	This cannot be demonstrated. No comparable data readily available.	This cannot be demonstrated. No comparable data readily available.
(c) The amount of equity invested in the legal entity exceeds the estimate of the legal entity’s expected losses based on reasonable quantitative evidence.
At January 1, 2004, there was an expectation of losses for 2004 which CWI would be unable to fund without additional contributions from Westport.

Westport was responsible for further capital funding in addition to the reimbursement of any losses in 2004 should losses be incurred and warranty costs.

Fiscal 2004 budget for CWI included a budgeted operating loss of $0.4 million.

N/A - At January 1, 2005, there was an expectation of profits going forward (or at least immaterial losses), CWI had a history of losses so profits, while expected, were not assured.
CWI had not modified or curtailed any of its initial activities in any significant way. The entity became profitable operating within its original business model. The entity was designed with the incentive to eventually become profitable.
Although quantitative analysis (of whether equity invested in the legal entity exceeds an estimate of the legal entity’s expected losses) may seem to provide a more precise and less subjective means of determining the sufficiency of an entity’s equity at risk at any given date, without the benefit of “end of the period” 20-20 hindsight, the company lacked objective evidence on which to base the necessary estimates and assumptions for the expected losses.  As a result what at first may appear as an objective measure actually results in imprecision and subjectivity. The FASB indicated that a reasoned professional judgment about whether an entity has sufficient equity to finance its own activities without additional subordinated financial support, considering all facts and circumstances, often is as good as, or even better than, mathematical computations based on estimates and assumptions that accountants have historically not been required to make.

Westport Innovations Inc.
February 13, 2013

Based on the analysis above, we met FASB ASC 810-10-15-14(a), as it appears by design that total equity investment at risk was not sufficient to permit the entity to finance its activities without additional subordinated financial support and accordingly we concluded that CWI was a VIE at January 1, 2005 consistent with our conclusion on a January 1, 2004 assessment date.

Westport would be happy to meet with the Staff in person to discuss our response in this letter (and our previous letter) and to respond to any further questions the Staff may have.

Please do not hesitate to contact the undersigned or Ric Leong, Westport’s Corporate Controller, at 604-718-1600 or RLeong@westport.com, if you should have any questions or concerns.

Sincerely,

/s/ William Larkin

William Larkin
Chief Financial Officer
Westport Innovations Inc.

cc:	Gary Newberry
Kate Tillan
(U.S. Securities and Exchange Commission)
Eva Davis
(Kirkland & Ellis LLP)
Anthony Lindsay
(KPMG LLP)
David R. Demers
(Westport Innovations Inc.)

Suite 101 – 1750 West 75th Avenue  ::  Vancouver, B.C.  ::  Canada  V6P 6G2  ::  t: 604-718-2000  f: 604-718-2001  ::  www.westport.com